                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                          ADVANCED MEDICAL OPTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00763M108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 9, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)
            [X]   Rule 13d-1(c)
            [ ]   Rule 13d-1(d)

-------------------                                        --------------------
CUSIP No. 00763M108                   13G
-------------------                                        --------------------

--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                               5        SOLE VOTING POWER
        NUMBER OF
         SHARES                         2,681,500
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY               6        SHARED VOTING POWER
          EACH
       REPORTING                        0
      PERSON WITH          -----------------------------------------------------
                               7        SOLE DISPOSITIVE POWER

                                        2,681,500
                           -----------------------------------------------------
                                8       SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,681,500
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.3%**
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

         *  SEE INSTRUCTIONS BEFORE FILLING OUT
         ** SEE ITEM 4(b).

-------------------                                        --------------------
CUSIP No. 00763M108                   13G
-------------------                                        --------------------

--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                               5        SOLE VOTING POWER
        NUMBER OF
         SHARES                         2,681,500
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY               6        SHARED VOTING POWER
          EACH
       REPORTING                        0
      PERSON WITH          -----------------------------------------------------
                               7        SOLE DISPOSITIVE POWER

                                        2,681,500
                           -----------------------------------------------------
                                8       SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,681,500
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.3%**
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *  SEE INSTRUCTIONS BEFORE FILLING OUT
         ** SEE ITEM 4(b).

-------------------                                        --------------------
CUSIP No. 00763M108                   13G
-------------------                                        --------------------

--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Jeffrey A. Keswin
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                               5        SOLE VOTING POWER
        NUMBER OF
         SHARES                         2,681,500
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY               6        SHARED VOTING POWER
          EACH
       REPORTING                        0
      PERSON WITH          -----------------------------------------------------
                               7        SOLE DISPOSITIVE POWER

                                        2,681,500
                           -----------------------------------------------------
                                8       SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,681,500
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.3%**
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *  SEE INSTRUCTIONS BEFORE FILLING OUT
         ** SEE ITEM 4(b).

                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of Advanced Medical Optics, Inc., a Delaware corporation (the "Issuer").

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor.

ITEM 1(a)         NAME OF ISSUER.

                  Advanced Medical Optics, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1700 E. St. Andrew Place
                  Santa Ana, California 92799

ITEM 2(a)         NAME OF PERSON FILING.

                  Greenlight Capital, L.L.C. ("Greenlight"), David Einhorn and Jeffrey A. Keswin

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

                  420 Lexington Ave., Suite 1740
                  New York, New York  10170

ITEM 2(c)         CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Greenlight is a limited liability company organized under the laws of the State of Delaware. David Einhorn and Jeffrey A. Keswin are the principals of Greenlight and are United States citizens.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $0.01 per share (the "Common Stock").

ITEM 2(e)         CUSIP NUMBER.

                  00763M108

ITEM 3            REPORTING PERSON.

                  Inapplicable.

ITEM 4            OWNERSHIP.

                  (a) Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 2,681,500 shares of Common Stock.

                  (b) Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 9.3% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,681,500 by 28,723,512, the number of shares of Common Stock issued and outstanding as of July 22, 2002, as reported in the Issuer's registration statement on Form S-4 filed August 2, 2002.

                  (c) Greenlight has the sole power to vote and dispose of the 2,681,500 shares of Common Stock beneficially owned by it. As the principals of Greenlight, Messrs. Einhorn and Keswin may direct the vote and disposition of the 2,681,500 shares of Common Stock beneficially owned by Greenlight.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS          EXHIBIT 1

                  Joint Filing Agreement dated August 13, 2002, between Greenlight, David Einhorn and Jeffrey A. Keswin.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  August 13, 2002


                                        Greenlight Capital, L.L.C.


                                        By: /s/ JEFFREY A. KESWIN
                                            -----------------------------------
                                            JEFFREY A. KESWIN, Managing Member



                                        /s/ DAVID EINHORN
                                        ----------------------------------------
                                        David Einhorn



                                        /s/ JEFFREY A. KESWIN
                                        ----------------------------------------
                                        Jeffrey A. Keswin

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $.01 per share, of Advanced Medical Optics, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 13, 2002.


                                        Greenlight Capital, L.L.C.


                                        By: /s/ JEFFREY A. KESWIN
                                            -----------------------------------
                                            JEFFREY A. KESWIN, Managing Member



                                        /s/ DAVID EINHORN
                                        ----------------------------------------
                                        David Einhorn



                                        /s/ JEFFREY A. KESWIN
                                        ----------------------------------------
                                        Jeffrey A. Keswin